Exhibit 21.1

5.11 ABR CORP.

List of Subsidiaries

Subsidiaries	Jurisdiction of Incorporation
5.11, Inc.	California
5.11 Acquisition Corp.	Delaware
5.11 Australia Pty Ltd	Australia
5.11 Do Brasil Comercio Ltda.	Brazil
5.11 Germany GmbH	Germany
5.11 International AB	Sweden
5.11 Panama S. de R.L.	Panama
5.11 Servicios de Mexico	Mexico
5.11 Sourcing, Limited	Hong Kong
5.11 TA, Inc.	Delaware
5.11 Tactical de Mexico, S. de R.L. de. C.V.	Mexico
AlphaOne Holdings Ltd.	British Virgin Islands
Beyond Clothing, LLC	Delaware
Invigour8 Global Service Company Limited	Hong Kong